EXHIBIT 12
HSBC USA INC.
COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES AND
EARNINGS TO COMBINED FIXED CHARGES AND PREFERRED STOCK DIVIDENDS

	Six Months Ended June 30,
	2014	2013
	(dollars are in millions)
Ratios excluding interest on deposits:
Income (loss) from continuing operations	$283	$363
Income tax expense (benefit)	(57)	196
Less: Undistributed equity earnings	—	—
Fixed charges:
Interest on:
Borrowed funds	23	17
Long-term debt	322	333
Others(2)	(101)	25
One third of rents, net of income from subleases	14	17
Total fixed charges, excluding interest on deposits	258	392
Earnings from continuing operations before taxes and fixed charges, net of undistributed equity earnings	484	951
Ratio of earnings to fixed charges	1.88	2.43
Total preferred stock dividend factor(1)	$59	$61
Fixed charges, including the preferred stock dividend factor	$317	$453
Ratio of earnings from continuing operations to combined fixed charges and preferred stock dividends	1.53	2.10
Ratios including interest on deposits:
Total fixed charges, excluding interest on deposits	$258	$392
Add: Interest on deposits	71	99
Total fixed charges, including interest on deposits	$329	$491
Earnings from continuing operations before taxes and fixed charges, net of undistributed equity earnings	$484	$951
Add: Interest on deposits	71	99
Total	$555	$1,050
Ratio of earnings to fixed charges	1.69	2.14
Fixed charges, including the preferred stock dividend factor	$317	$453
Add: Interest on deposits	71	99
Fixed charges, including the preferred stock dividend factor and interest on deposits	$388	$552
Ratio of earnings from continuing operations to combined fixed charges and preferred stock dividends	1.43	1.90

(1)	Preferred stock dividends grossed up to their pretax equivalents.

(2)
During the second quarter of 2014, we concluded certain state and local tax audits resulting in the settlement of significant uncertain tax positions covering a number of years. As a result, we released tax reserves previously maintained in relation to the periods and issues under review. In addition, we released our accrued interest associated with the tax reserves released which resulted in a $120 million benefit to interest expense in 2014.